UNITED STATES
   SECURITIES AND EXCHANGE COMMISSION
        WASHINGTON, DC 20549
            SCHEDULE 13G


  INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULES 13d-1(b)(c)AND (d) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2(b) UNDER THE
      SECURITIES EXCHANGE ACT OF 1934.
           (Amendment No. 2)

       CAPITA RESEARCH GROUP, INC.
          (Name of Issuer)


            COMMON STOCK
    (Title of Class of Securities)

             139908107
           (CUSIP Number)

      DKR Management Company Inc.
        1281 East Main Street
     Stamford, Connecticut 06902
           (203) 324-8400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)


          December 31, 2001
(Date of Event Which Requires Filing of this Statement)



Check the following box to designate the rule pursuant to which this Schedule is filed:

X Rule 13d-1(b)
Rule 13d-1(c)
Rule 13d-1(d)

The information required in the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act .










CUSIP No. 139908107

1.  Name of Reporting Person I.R.S. Identification Nos. of
Above Persons (entities only)

DKR Management Company Inc.

(IRS Identification No. 22-3095881)

2. Check the Appropriate Box If A Member Of A Group
(See Instructions)

(a)

(b)


3. SEC Use Only

4. Citizen Or Place Of Organization:  Delaware

Number of Shares 	5. Sole Voting Power 		0

Beneficially
Owned by 		6. Shared Voting Power		2,000,000
shares

Each
Reporting		7. Sole Dispositive Power	0

Person
With			8. Shared Dispositive Power	2,000,000
shares

(DKR Management Company Inc., a registered investment adviser, has entered into an Advisory Services Agreement with Basso Securities Ltd., to act as the portfolio manager to certain funds managed by DKRMCI. As such, DKRMCI and Basso Securities have shared dispositive and voting power over the securities.)

9. Aggregate Amount Beneficially Owned by Each Reporting
Person
2,000,000 Warrant

10. Check if the Aggregate Amount in Row (9) Excludes
Certain Shares
(See Instruction)

11. Percent of Class Represented by Amount in Row 9
6.57% of Common Stock

12. Type of Reporting Person (See Instructions)   CO





CUSIP No. 139908107

Item 1:	Security and Issuer

1(a) 	Name of Issuer
Capita Research Group, Inc. (the "Issuer")

1(b)	Address of Issuer's Principal Executive Offices
591 Skippack Pike
Suite 300
Blue Bell, PA 19422
United States

Item 2:	Identity and Background

2(a)	Name of person Filing:

DKR Management Company Inc.

2(b)	Address of Principal Business Office or, if none,
Residence:

The address of the reporting person is:
1281 East Main Street
Stamford, CT 06902

2(c)	Citizenship/ Corporation organized

Delaware, USA

2(d)	Title of Class of Security

Common Stock

2(e)	Cusip Number

139908107

Item 3: If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(c) promulgated under the Securities
Exchange Act of 1934, check whether the filing is a:
or 13d-2(b), the person filing is a:















CUSIP No. 139908107

a. Broker or Dealer registered under Section 15 of the Act,
b. Bank as defined in Section 3(a)(6) of the Act,
c. Insurance Company as defined in Section 3(a)(19) of the Act,
d. Investment Company registered under Section 8 of the Investment Company Act,
e. Investment Adviser in accordance with Rule 13d-
1(b)(1)(ii)(E),
f. Employee Benefit Plan, or Endowment Fund in accordance with Rule 13d-1(b)(ii)(F),
g. Parent Holding Company or Control Person, in accordance with Rule 13d-1(b)(ii)(G); (Note: see Item 7)
h. A saving association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
i. A church plan that is excluded form the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
j. Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4:	Ownership

4(a)	Amount Beneficially Owned

An aggregate of 2,000,000 warrants (exercisable into 2,000,000 shares of common stock) are beneficially owned by DKR Management Company Inc. ("DKRMCI"), a registered Investment Advisor.

4(b)	Percent of Class

6.57 %


(The percentage was calculated by dividing 2,000,000
shares by 30,416,400 (which represents the sum of 28,416,440 shares outstanding based on the latest information provided by Bloomberg) and 2,000,000 representing the number of shares to be received upon the exercise of 2,000,000 warrants.)

4(c) 	Number of shares as to which the person has

(i) Sole Power to vote or to direct the vote

None











CUSIP No. 065908501

(ii)	Shared power to vote or to direct the vote

2,000,000 shares

(iii)	Sole power to dispose or to direct the disposition of

None

(iv) Shared power to dispose or to direct the disposition of

2,000,000 shares

(DKR Management Company Inc., a registered investment adviser, has entered into an Advisory Services Agreement with Basso Securities Ltd., to act as the portfolio manager to certain funds managed by DKRMCI. As such, DKRMCI and Basso Securities have shared dispositive and voting power over the securities.)

Instruction:
For computation regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

Item 5:	Ownership of Five Percent or less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following

Instruction: Dissolution of a group requires a response to this item.

Item 6:  	Ownership of More than Five percent on Behalf
of Another Person.

The shares are held indirectly by DKR Management Company Inc.
("DKRMCI"), a registered Investment Advisor, which serves as the Investment Manager to various funds managed by DKRMCI

Basso Securtities Ltd. ("Basso") has entered into an Advisory Service Agreement with DKRMCI to act as a portfolio manager to certain funds managed by DKRMCI. As such, Basso, the portfolio manager, has more than five percent interest in the security and has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such security.







Item 7: 	Identification and Classification of the
Subsidiary Which Acquired the Security Being
Reported on By the Parent Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under
Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.
If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

Not Applicable

Item 8:	Identification and Classification of Members of
the Group.

If a group his filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

Not Applicable

Item 9:	Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of he group, in their individual capacity.
See item 5.

Not Applicable

Item 10:	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.











Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 14, 2002

____________________________
Date

____________________________
Signature

Barbara Burger
Senior Vice President


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.